OCCAM NETWORKS, INC.

77 Robin Hill Road Santa Barbara, CA 93117

Tel. (805) 692-2900, Fax (805) 692-2999

January 27, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Occam Networks, Inc.
Registration Statement on Form S-1 (File: 333-125060) – Resale Offering

Ladies and Gentlemen:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) for Occam Networks, Inc. so that such Registration Statement will be declared effective at 4:30 p.m., Eastern Time, on Tuesday, January 31, 2006, or as soon thereafter as practicable.

On behalf of Occam Networks, Inc. (the “Company”), the undersigned hereby acknowledges and agrees that:

•	should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned and Asaf Kharal (Tel: 650-320-4557, Fax: 650-493-6811) when the order permitting such Registration Statement to become effective is issued.

Sincerely, OCCAM NETWORKS, INC.

By:	/s/ CHRIS FARRELL
Chris Farrell Chief Financial Officer and Corporate Secretary